Santiago, June 26, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Communication of decision to increase the dividend provision

Mrs. President

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, and other relevant regulations, Banco Santander-Chile (hereinafter also the “Bank”) informs that, considering the current capital situation and the future prospects of the Bank, it is estimated that the dividend to be paid next year will be equivalent to 60% of the profits for the fiscal year of 2024. The Board of Directors of the Bank in its meeting today, has agreed to use the power granted by the last Ordinary Meeting of Shareholders of the Bank, to increase the provision for dividends up to 60% of the accumulated profits as of June of this year, and apply that same percentage to the future months of 2024. This is without prejudice to the evaluation of this percentage that the Board of Directors will carry out on a quarterly basis.

Banco Santander-Chile complies with making this situation known to the market, in compliance with its duty of communicating such information

Sincerely,

    Román Blanco Reinosa
    Chief Executive Officer

c.c. Stock exchange